BRF S.A.

CNPJ 01.838.723/0001-27

A Publicly Traded Company

With its registered offices at Rua Jorge Tzachel, 475, Itajaí, state of Santa Catarina, enrolled in the corporate tax register (CNPJ/MF) under number 01.838.723/0001-27, and pursuant to GAE Notice 4026-13 (“Notice”), BRF S.A. (“BRF”) wishes to clarify with respect to the report published by Estado News Agency – Broadcast on November 1, 2013 entitled “Minerva closes acquisition of BRF’s beef cattle area” as follows:

Pursuant to Article 157, Paragraph 4, Law 6.404 of December 15, 1976, as amended (“Corporate Law”), and also to Article 2, Instruction CVM 358 of January 3, 2002, on November 1, 2013, the Company notified its shareholders and the market in general that an investment agreement (“Investment Agreement”) was signed by BRF, Minerva S.A. (“Minerva”) and VDQ Holdings S.A. (“VDQ”), the controlling shareholder of Minerva. This agreement shall govern the terms and conditions of an operation through which BRF will transfer its Várzea Grand and Mirassol beef cattle slaughtering plants as well as BRF’s employees involved in these activities (“Newco Beef Cattle Division”) to a closed capital corporation which shall be incorporated into Minerva, with the subsequent increase in Minerva’s capital stock (“Operation”).

The Announcement to the Market on the above-mentioned date also stated that the Newco Beef Cattle Division will become a wholly-owned subsidiary of Minerva, and that BRF shall then hold 29,000,000 (twenty-nine million)  shares from the new issue of Minerva, representing as of the date on which the Operation is concluded, a percentage equivalent to 16.8 % of the total and voting stock of Minerva, which shall amount to approximately 15.2% upon the full conversion of the mandatorily convertible debentures issued by Minerva, to take place by 2015. Furthermore, in the context of the Operation, (i) BRF and VDQ have signed a shareholders’ agreement under which VDQ shall maintain control of Minerva and BRF shall appoint two members of the Board of Directors ensuring it certain protective rights commensurate with its minority stake and (ii) Minerva and BRF have signed a non-exclusive supply agreement under which Minerva shall supply to BRF quality raw materials in a competitive manner, also guaranteeing supplies, such that BRF may continue to carry on its beef cattle business with added value. The shareholders’ agreement and the supply agreement shall come into effect on the finalization of the Operation on a date to be announced in due course.

It should be pointed out that the operation is subject to the approval of the Brazilian anti-trust authority – the Administrative Council for Economic Defense (“CADE”). Following the approval of CADE, the Operation will be submitted to the approval of Minerva’s general shareholders’ meeting.

The full announcement can be accessed from the websites of BM&F Bovespa – Securities, Commodities and Futures Exchange, the CVM – Brazilian Securities and Exchange Commission as well as BRF’s Investor Relations website (www.brf-br.com/ri).

São Paulo, November 4, 2013

Leopoldo Viriato Saboya

CFO and Investor Relations Officer